Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references to “LumiraDx,” “we,” “us,” “our,” or the “Company” refer to LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited interim consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K (this "Report"). We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 (the "Annual Report"), filed with the Securities and Exchange Commission ("SEC") on May 1, 2023.

The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. This discussion and other parts of this Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of the Annual Report titled “Item 3.D. Risk Factors” and in other reports that we file with the SEC. References to the number of shares or options issued by LumiraDx in this section shall be to the number of shares or options issued at June 30, 2023.

Overview

We are a next-generation point-of-care ("POC") diagnostic company addressing the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes, with a broad menu of tests that can be performed on a single instrument and a low cost of ownership. Our Platform is an integrated system comprised of a small, versatile Instrument; precise, low-cost actively controlled microfluidic test strips; and seamless, secure digital connectivity. We currently have 12 diagnostic tests that have received regulatory approval, authorization, certification or clearance for use on our Platform and a broad menu of tests in our long-term development plan. Our Platform is designed to simplify, scale-down, and integrate multiple testing methodologies onto a single instrument and offer a broad menu of tests with lab-comparable performance at a low cost and with results generally in 12 minutes or less from sample to result. Our focus is on transforming community-based healthcare by providing critical diagnostic information to healthcare providers at the point of need, enabling informed medical decisions to improve health outcomes while lowering costs. Our actively controlled microfluidic technology and Platform have been proven to meet the market needs for fast, high-sensitivity, convenient and connected diagnostic test results – for health systems, emergency rooms, retail pharmacy chains and other community settings. As of June 30, 2023, we have equipment capacity to manufacture over 28 million test strips a month for our Platform and we have deployed approximately 29,000 Instruments across over 120 countries.

We are initially focused on the development of tests for several of the most common conditions diagnosed or managed in community-based healthcare settings. For many of the tests we commercialize, or plan to commercialize, we believe there are no existing POC alternatives which provide highly accurate results in a short period of time at the POC. Our initial authorized and CE Marked tests and those under development are designed to address unmet diagnostic needs in the fields of infectious disease, cardiovascular disease, diabetes, and coagulation disorders.

Our current test menu includes our INR test for monitoring warfarin therapy, our HbA1c test for monitoring diabetes, our NT-proBNP test for aiding in the diagnosis of heart failure, our D-Dimer test for aiding in diagnosis and exclusion of venous thromboembolism, and our CRP test which measures a universal biomarker of infection and inflammation, all of which are CE Marked. In addition, we have obtained various approvals for the sale and distribution of several of these tests in a wide variety of countries across the globe and have now provided our products to over 120 countries worldwide. Each of these tests deliver lab comparable performance from a fingerprick of blood in 12 minutes or less. This menu of tests, together with the respiratory portfolio described below, covers a majority of the most commonly used assays in primary care settings and pharmacies across the EEA and the United Kingdom. For our customers, this enables the consolidation of multiple instruments to a single connected Platform and workflow.

In response to the COVID-19 pandemic and the resulting acute need for timely diagnostic information, we developed a portfolio of COVID-19 tests for use in community-based healthcare settings, including our SARS-CoV-2 antigen test which is currently commercially available under an emergency use authorization ("EUA") in the United States, CE Marked in the EEA and has obtained additional regulatory approvals in other jurisdictions. We have commercialized our SARS-CoV-2 antigen test in the EEA, Japan, India, Brazil, the United States and other countries to customers, including the U.K. National Health Service and CVS Pharmacy Inc. and have made shipments of Instruments and SARS-CoV-2 antigen test strips to a number of countries in Africa as part of our collaboration with the Bill and Melinda Gates Foundation ("BMGF"). PLOS Medicine published a living systematic review and meta-analysis of more than 60 SARS-CoV-2 antigen tests and ranked our test as most sensitive and accurate. Our SARS-CoV-2 antigen test is currently being used and implemented in various testing programs across the globe, including in accident and emergency departments, care homes, retail pharmacies and other primary care settings. During the pandemic, we also supported testing in schools, workplaces, travel and events where there continues to be a need for diagnostic testing.

In addition, we have CE Marked our SARS-CoV-2 antigen pool test, our SARS-CoV-2 & Flu A/B test, our SARS-CoV-2 & RSV test and our SARS CoV-2 Ag Ultra and Ultra Pool tests, and we have made a 510(k) dual submission for the commercial distribution at point of care of the Platform, including the Instrument, with the SARS-CoV-2 Ag Ultra test. Our SARS-CoV-2 Ag Ultra test matches the same high performance as our SARS-CoV-2 antigen test with results at the POC in five minutes. We consider speed and accuracy of test results to be at the core of LumiraDx’s transformative potential and represent competitive advantages in POC diagnostics. We believe the potentially significant time saved in diagnosis when using our test could mean lives saved for acute care patients, and result in significant increase in throughput for hospitals, pharmacy chains and other locations with high testing volumes. The launch of our additional respiratory assays, such as Flu A/B and RSV, outside of COVID-19, allows us to meet the growing demand for POC diagnostics in primary care across the EEA and the United Kingdom as we move to a post-pandemic world where traditional respiratory viruses will co-circulate with COVID-19 and rapid testing and differentiation will be desired. We believe that the large number of Instrument placements during the COVID-19 pandemic has established strong brand awareness and acceptance of our technology and built an installed base with potential long-term POC customers. We are actively redeploying this footprint for broader testing capabilities in the community, to address high unmet needs in diabetes, cardiovascular, infectious disease and coagulation.

Our proprietary microfluidic test strip is designed to accommodate all of our assays and sample types for use on our Instrument in a single-design architecture. We can manufacture our test strips at large scale and low cost on our proprietary manufacturing system. We believe our scalable manufacturing process provides us with a sustainable cost position that allows us to provide cost-efficient diagnostic solutions to the POC market. It also enables us to expand into attractive geographies and alternative healthcare settings where high quality POC testing has previously not been feasible. We have 50+ tests in our long-term strategic roadmap for community-based healthcare settings and plan to launch additional tests, subject to successful development and regulatory approval, authorization, certification or clearance. Our key tests currently under development are high-sensitivity Troponin I for cardiovascular disease and Strep A molecular, both which have provided promising performance data.

We believe our Platform and its attractive value proposition will have broad appeal to healthcare providers globally that are seeking innovative POC solutions to improve outcomes and lower costs. We sell mainly to large healthcare systems, government organizations and national pharmacy chains that can deploy comprehensive POC testing across their extensive healthcare provider networks.

We have also used our technology to develop four rapid COVID-19 molecular reagent testing kits for use on open molecular systems, SARS-CoV-2 RNA STAR, SARS-CoV-2 RNA STAR Complete, SARS-CoV-2 & Flu A/B RNA STAR Complete and Dual-Target SARS CoV-2 STAR Complete. SARS-CoV-2 RNA STAR allows laboratories to utilize their existing molecular lab infrastructure in a high-throughput format by reducing amplification time from approximately one hour down to 20 minutes. SARS-CoV-2 RNA STAR Complete utilizes a direct amplification method that combines lysis and amplification in a single step, detecting SARS-CoV-2 nucleic acid in under 20 minutes, without needing to perform any specimen purification or extraction. All of these products have been CE Marked and we have obtained EUAs for SARS-CoV-2 RNA STAR, SARS-CoV-2 RNA STAR Complete and SARS-CoV-2 & Flu A/B RNA STAR Complete. Beyond the lab, we believe this technology has significant implications for our forthcoming POC molecular programs.

As of June 30, 2023, we have raised over $1.2 billion through the issuance of debt and equity securities and from our partners since inception. We have primarily deployed this capital to develop and commercialize our Platform and build manufacturing capabilities and a commercial organization that have the potential to deliver on our aspiration to be the global leader in POC diagnostics.

Factors Affecting Our Performance

We believe there are several important factors that have and that we expect will continue to impact our financial performance and results of operations, including:

•
Liquidity. As of June 30, 2023, we had cash and cash equivalents of $25.3 million. Based on our current business plan, we believe that we do not have sufficient cash flows and will require additional funding to continue as a going concern. See the section in our Annual Report titled “Risk Factors – Risks Related to Our Financial Indebtedness – Our borrowing arrangements contain restrictions that limit our flexibility in operating our business, and failure to comply with any of these restrictions could result in acceleration of our debt.” See Note 2 to our unaudited interim consolidated financial statements included elsewhere in this Report for more information.
•
Commercialization of our current and future assays. We believe that delivering a broad menu of diagnostic tests for community-based healthcare on a single Platform is critical to transforming the POC market. We have a growing pipeline of additional tests and panels for cardiovascular disease, infectious disease, diabetes, and coagulation disorders, designed to deliver lab-comparable performance. We believe that successful execution of this global market-driven menu strategy will lead to wide adoption of our Platform and high utilization of our diagnostic tests. Any delays in commercialization of our assays or decreases in the expected market demand for our assays could adversely impact our operations and financial results.
•
COVID-19 test utilization. We believe that our ability to sell POC COVID-19 tests during the COVID-19 pandemic has established strong brand awareness and acceptance of our technology and built an installed base of Instruments with potential long-term POC customers. We are actively redeploying this footprint for broader testing capabilities in the community, to address high unmet needs in diabetes, cardiovascular, infectious disease and coagulation. However, while we work to expand our test menu the ongoing utilization of our current installed base will likely be strongly linked to the overall prevalence of COVID-19 infections and the overall need for testing in those settings where Instruments have been installed. Reduced test utilization at these settings has led to and may continue to lead to reduced revenue for our COVID-19 test strips.
•
Increase the installed base of our Instruments. Our Instrument runs a variety of diagnostic testing technologies utilizing our disposable test strips. We initially intend to focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks. We believe the successful large-scale deployment of an installed base of Instruments will provide revenue growth in both the near-term and the long-term through consumption of our current and future assays. We expect our installed base of Instruments to continue to grow as we increase penetration in our existing markets, expand into new markets and add new assays.
•
Highly automated, cost efficient manufacturing process. Our proprietary actively controlled microfluidic test strip is capable of accommodating all of our currently contemplated POC assays within a single design architecture. We manufacture our test strips on highly automated manufacturing equipment designed and manufactured specifically to meet high volume demand at a low cost. We believe the automated manufacturing process of our test strips provides an industry leading cost position. This may require the hiring of new personnel to meet increased future demand for our products.
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Investment in regulatory approvals, authorizations, certifications and clinical trials. We will incur increased costs to conduct clinical trials and to obtain regulatory approvals, authorizations, certifications or clearances as we commercialize our products across global markets. Clinical trials demonstrating the acceptable performance of our products may be required in order to obtain regulatory approvals or clearances. Additional regulatory approvals, authorizations, certifications or clearances will impact our ability to sell both our Instruments and test strips in various geographies. Any delays in regulatory approvals, authorizations, certifications or clearances of our tests or a lack of strong clinical trial evidence for the performance of our tests could adversely impact our operations and financial results.
•
Investment in global expansion. In the future, we intend to expand the availability of our Platform on a global basis. We intend to establish subsidiaries in additional countries, where appropriate, and hire additional resources in sales, marketing and administration in order to develop the market for our products, engage in sales activities and establish other commercial capabilities to serve the needs our customers. If our investment in our global expansion does not generate expected revenue growth, then our operations and financial results could be adversely impacted.
•
Cost reduction programs. During the second half of the year ended December 31, 2022, we implemented cost reduction programs across all global functions to adjust to market conditions and focus on the launch of high value assays. In addition, on April 6, 2023, we announced a Strategic Refocus and Cost Restructuring Program aimed at reducing our scale and operations to pre-pandemic levels. As described further under "— Restructuring and Impairment" below, the Strategic Refocus and Cost Restructuring Program is expected to result in approximately $36 million in annualized savings.

While many of these areas present significant opportunities for us, they also pose significant risks and challenges that we must address. See the section of the Annual Report titled “Item 3.D. Risk Factors” for more information.

Restructuring and Impairment

During 2022 and the first six months of 2023, the overall market for COVID-19 testing declined. As COVID-19 and COVID-related testing products were a significant portion of the Company’s revenue, in response the Company undertook certain restructuring actions in order to align its operations with customer demands. Restructuring actions and costs during the year ended December 31, 2022 and the six months ended June 30, 2023 included headcount reductions and facility consolidations in an effort to streamline operations; certain new product projects are not currently being developed; and write downs of excess inventories due to lower than expect COVID-19 testing demand and inventory for future product offerings not currently being developed. In addition to the restructuring actions described above, during the year ended December 31, 2022, the Company recorded impairment charges related to excess manufacturing capacity.

On April 6, 2023, we announced our Strategic Refocus and Cost Restructuring Program aimed at reducing our scale and operations to pre-pandemic levels. The program is part of our ongoing efforts to streamline strategic focus and operations, optimize our cost structure and position us for sustainable growth in the post-pandemic world. The restructuring will enable us to focus our resources on key strategic priorities, including commercializing the existing product portfolio, expanding our product offerings in the United States through upcoming regulatory submissions and prioritizing the development and launch of our high sensitivity Troponin and Strep A molecular tests.

Under this cost reduction program, we have further reduced our global workforce by approximately 40%, including full-time, part-time and contractor positions. The changes in workforce included adjusting to reduced COVID-19 related production volumes and focusing on streamlining operations in commercial and R&D activities while preserving core functions for revenue generation. In addition to the headcount reductions, we continue to implement operating cost reductions. This cost reduction program is expected to result in approximately $36 million in annualized savings, including the impact of the anticipated increased incremental costs to be incurred for US regulatory submissions, with the majority of savings realized within the first four months of the program.

Components of Results of Operations

Revenue

We expect to continue to derive substantially all our revenue from sales of our Platform, which includes sales of our Instrument, test strips, other related products and services and our Fast Lab Solutions products. Such sales may have multiple performance obligations under IFRS 15 Revenue from Contracts with Customers ("IFRS 15"); therefore, we may recognize revenue associated with a single sale of our Platform both at a point in time and over time. We recognize revenue from the initial sale of the Instrument, test strips and other related products separate from the sale of our connectivity solutions and other services under IFRS 15.

Our Platform will also be made available to customers under operating lease arrangements. Revenue from operating leases are recognized on a straight-line basis over the term or, when lease revenue is entirely variable and subject to subsequent reagent sales, as the performance obligation to deliver reagents is satisfied.

We allocate revenue between products and services based on the relative standalone selling price of each performance obligation.

We derive a significant portion of our product revenue from the sale of our Instrument, test strips, other related products and our Fast Lab Solutions products. We sell or lease our products directly to users, including healthcare systems, government organizations, national pharmacy chains, diagnostic labs, hospitals and other healthcare providers. In addition, we sell the Instrument, test strips and other related products through wholesalers and distributors. We sell, place free of charge and rent Instruments to customers depending on the needs of the customer and market profile.

We intend to seek, in the near term, regulatory approval, authorization, certification or clearance for multiple diagnostic assays on our Platform. Assuming we receive regulatory approvals, authorizations, certifications or clearances, we expect the revenue from sales of our Instrument, test strips and other related products and services to increase significantly.

Costs of Sales and Operating Expenses

Cost of sales. Cost of sales generally consists of the cost of (i) materials and direct labor, including bonus and benefits, (ii) equipment and infrastructure expenses associated with manufacturing and packaging our Platform products, (iii) third party products, (iv) warehousing, handling and shipping costs and (v) the provision of software support and services. Equipment and infrastructure expenses include maintenance and depreciation of manufacturing equipment, facilities costs, amortization of leasehold improvements and of acquired technology and impairments. Also included are provisions for excess and obsolete inventory, impairments of manufacturing assets and warranty returns. As we continue to improve our manufacturing operations, improve existing products and introduce new products, it is possible that we will have obsolete parts and materials and our manufacturing output will not match demand, especially in times of volatile demand resulting in write downs for obsolete and short expiry materials and products.

We expect cost of sales to generally increase in line with the increase in the number of Platform products we sell after our fixed manufacturing costs are covered.

Research and development expense. Research and development expense consists of costs incurred to develop our Platform, and includes salaries and benefits, equipment and supplies used in research and development laboratory work, infrastructure expenses, including allocated facility occupancy and information technology costs, contract services, clinical trials and other outside costs, and costs to develop our technology and add additional assays to our Platform. Research and development costs are expensed as incurred.

We expect that our research and development expenses will continue to increase as we continue to develop additional assays for our Platform and conduct our ongoing and new clinical trials. These expenses may fluctuate from period to period due to the timing and extent of these expenses incurred within a period.

Selling, marketing and administrative expense. Our selling, marketing and administrative expenses are expensed as incurred and include costs associated with our sales organization, including our direct sales force and sales management, client services, marketing, executive, accounting and finance, legal and human resources functions. These expenses consist primarily of salaries, commissions, bonuses, employee benefits, travel and stock-based compensation, as well as marketing and educational activities and allocated overhead expenses.

We expect our selling, marketing and administrative expenses to increase when we expand our sales force in the future and increase our marketing activities to drive adoption of our Platform. We also expect that our administrative expenses will increase as we incur costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations. While we expect these costs to increase in absolute dollars, we expect them to decrease as a percentage of revenue in the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Finance Income

Finance income consists of interest earned on our cash and cash equivalents and net foreign currency exchange gains. Our interest income has not been significant to date but may increase as we invest surplus cash from any future financing transactions in short term, fixed income investments until those proceeds are fully deployed. Net foreign currency exchange gains relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our U.K. operations denominated in British pound sterling. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Finance Expense

Finance expense consists primarily of cash and non-cash interest on debt obligations, changes in fair value of our financial liabilities designated as fair value through profit and loss and net foreign currency exchange losses. Interest expense includes cash interest expense on outstanding debt, as well as non-cash accretion of debt issuance costs and debt proceeds classified as equity under IFRS. Our Instrument Financing Agreement has been designated as a financial liability at fair value through profit and loss. At each reporting date, this liability was re-measured and any increase in liability was recorded as a finance expense. Net foreign currency exchange losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our U.K. operations denominated in U.K. pound sterling. We expect our finance expense to continue to fluctuate as we manage our debt obligations and due to changes in foreign currency exchange rates.

Provision for Income Taxes

Under the Research and Development Expenditure Credit (“RDEC”) scheme in the United Kingdom and research and development expenditure credits are now recorded as reductions in research and development expenses. We expect to incur tax expense as we recognize income in jurisdictions where no net operating loss carryforwards exist.

Operating Results

The following table sets forth the significant components of our results of operations for the periods presented.

	SIX MONTHS ENDED JUNE 30,
	2022	2023
	(in thousands)
Consolidated Statement of Profit and Loss and Comprehensive Loss
Revenue	171,138	43,177
Cost of sales	(116,275)	(54,836)
Gross profit	54,863	(11,659)
Operating expenses:
Research and development expenses	(88,769)	(35,315)
Selling, marketing and administrative expenses	(78,001)	(48,671)
Listing expenses	—	—
Total operating expense	(166,770)	(83,986)
Loss from operations	(111,907)	(95,645)
Finance income (expense):
Finance income	5,139	36,804
Finance expense	(95,315)	(34,185)
Total finance income/(expense), net	(90,176)	2,619
Loss before provision for income taxes	(202,083)	(93,026)
Tax credit/(expense) for the period	(1,485)	(774)
Loss for the period	$(203,568)	$(93,800)

Comparison of the Six Months ended June 30, 2023 and 2022

Revenue

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2022	2023	$	%
	(in thousands)
Revenue	$171,138	$43,177	$(127,961)	(74.8)%

Revenue was $43.2 million for the six months ended June 30, 2023, compared to $171.1 million for the six months ended June 30, 2022, a decrease of $128.0 million, or 74.8%. The decrease in revenue was due to lower sales of our COVID-19 Platform products as the disease moves from pandemic to endemic stages. During the six months ended June 30, 2023, revenue from Platform sales and Fast Lab Solutions was $24.4 million and $8.2 million, respectively. During the six months ended June 30, 2022, revenue from Platform sales and Fast Lab Solutions was $110.7 million and $48.2 million, respectively. The remainder of product sales was primarily from the resale and distribution of third-party medical diagnostic products.

For the six months ended, June 30, 2023, revenues from our COVID-19 and non-COVID-19 products was $26.7 million and $16.5 million, respectively. For the six months ended, June 30, 2022, revenues from our COVID-19 and non-COVID-19 products was $157.8 million and $13.3 million, respectively.

Cost of sales

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2022	2023	$	%
	(in thousands)
Cost of sales	$(116,275)	$(54,836)	$61,439	(52.8)%

Cost of sales was $54.8 million for the six months ended June 30, 2023 compared to $116.3 million for the six months ended June 30, 2022, a decrease of $61.4 million, or 52.8%. The decrease in cost of sales was mainly associated with sales of our COVID-19 Platform products. Cost of sales as a percentage of revenue increased to 127% from 68% mainly due to the cost of new instrument placements and a higher proportion of excess fixed manufacturing costs relative to lower revenues.

Operating Expenses

R&D Expenses

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2022	2023	$	%
	(in thousands)
R&D expenses	$(88,769)	$(35,315)	$53,454	(60.2)%

R&D expenses were $35.3 million for the six months ended June 30, 2023, compared to $88.8 million for the six months ended June 30, 2022, a decrease of $53.5 million, or 60.2%. The decrease in research and development expenses was primarily due to decreases of $19.6 million in supplies and laboratory equipment and $10.0 million in third-party services as R&D activities were reduced due to our strategic refocus and restructuring actions. In addition, personnel-related costs decreased $12.8 million, including $3.2 million in stock compensation costs, due to lower headcount as a result of the restructuring activities. Additionally, our Platform instrument development costs decreased $4.5 million as we curtailed further development of our next generation instrument.

Selling, Marketing and Administrative Expenses

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2022	2023	$	%
	(in thousands)
Selling, marketing and administrative expenses	$(78,001)	$(48,671)	$29,330	(37.6)%

Selling, marketing and administrative expenses were $48.7 million for the six months ended June 30, 2023, compared to $78.0 million for the six months ended June 30, 2022, a decrease of $29.3 million, or 37.6%. The decrease was primarily due to $14.5 million in lower personnel-related costs, including a $4.0 million decrease in stock compensation costs, as well as a decrease of $1.1 million in marketing program costs, both due to lower headcount as a result of the restructuring activities. Additional cost deceases included a $4.1 million decrease in bad debt expense related to lower sales and a $3.4 million decrease in insurance costs due to lower premiums upon policy renewals.

Finance Income, Net

Finance Income

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2022	2023	$	%
	(in thousands)
Finance income	$5,139	$36,804	$31,665	616.2%

Finance income was $36.8 million for the six months ended June 30, 2023 compared to $5.1 million for the six months ended June 30, 2022, an increase of $31.7 million, or 616.2%. The increase was primarily due to an increase of $35.7 million in foreign exchange gains arising from transactions and asset and liability balances denominated in currencies other than the

U.S. dollar. The increase was partially offset by a decrease of $4.9 million in fair value adjustments on our stock warrants which are designated at fair value through profit and loss related to a decrease in the value of the warrants.

Finance Expense

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2022	2023	$	%
	(in thousands)
Finance expense	$(95,315)	$(34,185)	$61,130	(64.1)%

Finance expense was $34.2 million for the six months ended June 30, 2023 compared to $95.3 million for the six months ended June 30, 2022, a decrease of $61.1 million, or 64.1%. This decrease was primarily due to a decrease of $74.7 million in foreign exchange losses arising from transactions and asset and liability balances denominated in currencies other than the U.S. dollar partially offset by a $9.4 million increase related to the change in fair value of our Instrument Financing Agreement.

Provision for Income Taxes

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2022	2023	$	%
	(in thousands)
Provision for income taxes	$(1,485)	$(774)	$711	(47.9)%

Provision for income taxes was $0.8 million for the six months ended June 30, 2023 compared to a provision of $1.5 million for the six months ended June 30, 2022, a decrease of $0.7 million, or 47.9%. The decrease in the tax provision for the six months June 30, 2023 is primarily attributable to lower operating profits in jurisdictions where net operating loss carryforwards are not available.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses and negative cash flows from operations. At June 30, 2023, we had an accumulated deficit of $1,172.8 million. We expect to incur additional operating losses in the near future and our operating expenses will increase if demand for our Platform increases and we need to build additional capacity to meet this demand. Moreover, following the completion of the Merger (as defined below), we have and will continue to incur additional costs associated with operating as a public company, including expenses related to legal, accounting and financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

The timing and amount of our cost of sales and operating expenditures will depend largely on:

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the cost of purchasing materials to manufacture our products and to maintain sufficient inventory to meet demand;
•
the cost of maintaining and expanding our manufacturing capacity;
•
the cost of expanding sales, marketing and distribution capabilities in new and existing sales regions in which we may receive marketing approval, authorization, certification or clearance;
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the scope and results of our current and planned research and development activities;
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the outcome, timing and cost of meeting regulatory requirements to commercialize our products in global markets;
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the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights covering our product candidates, including any such patent claims and intellectual property rights that we have licensed under our existing license agreements;
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our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our Platform and its components;
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the terms of our existing research and development and commercialization arrangements with third parties, including any minimum commitments in our contractual arrangements with such parties;

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our ability to establish and maintain additional such arrangements on favorable terms and whether and to what extent we retain development or commercialization responsibilities under any new licensing, collaboration, partnership or similar arrangement;
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our need and ability to hire additional management, scientific, medical, accounting and financial reporting and other personnel to scale the Company;
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the costs to operate as a public company, including the need to implement additional financial and reporting systems and other internal systems and infrastructure for our business;
•
market acceptance of our products;
•
the effect of competing technological and market developments, including other products that may compete with our Platform and other products and services; and
•
the effect of our various cost reduction programs.

Through June 30, 2023, we have funded our operations primarily from the issuance of equity securities, convertible preferred stock, convertible notes and debt securities, as well as from revenue from sales of our existing products and services. As of June 30, 2023 and since our inception, we have raised over $1.2 billion through the issuance of debt and equity securities and from our partners. Our capital raising activities in recent years have included the following (terms as defined herein):

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issuance of $75.3 million of the 10% Notes in July and November 2020, from which we received $74.3 million from investors (the 10% Notes converted to common shares in connection with the Merger);
•
issuance of 33,008 series B preferred shares in November 2020, from which we raised $164.5 million from investors (such series B preferred shares converted to common shares in connection with the Merger);
•
entering into the 2021 Senior Secured Loan in March 2021, with borrowings of $300.0 million, which was used, in part, to prepay amounts outstanding under the 2020 Senior Secured Loan entered into in October 2020 with incremental additional facility in January 2021;
•
merger with CA Healthcare Acquisition Corp., a special purpose acquisition company, in September 2021 (the "Merger"), from which we received gross proceeds of $38.0 million;
•
partnering with BMGF to help them achieve certain key objectives, we have received approximately $141.7 million in support from them through a combination of equity, grants and loans, which includes grant funding in the aggregate amount of approximately $36.0 million from Gates Philanthropy Partners. As of June 30, 2023, we had available $7.9 million in grant funds that had not been utilized related to multiple grants;
•
issuance of $56.5 million of the 6.0% Convertible Notes in March 2022, from which we received approximately $54.0 million in net proceeds;
•
entering into the Instrument Financing Agreement, from which we raised gross proceeds of $41.5 million;
•
a public offering of common shares in July 2022 with $75.3 million in gross proceeds; and
•
a private placement of common shares in July 2022 with $25.0 million in gross proceeds.

For further information as to our indebtedness and the Instrument Financing Agreement, see the sections titled “—Indebtedness” and “—Instrument Financing Agreement” below.

As of June 30, 2023, we had cash and cash equivalents of $25.3 million. Based on our current business plan, we believe that we do not have sufficient cash flows and will require additional funding to continue as a going concern. See the section in our Annual Report titled “Risk Factors – Risks Related to Our Financial Indebtedness – Our borrowing arrangements contain restrictions that limit our flexibility in operating our business, and failure to comply with any of these restrictions could result in acceleration of our debt.”

To the extent revenue from our Platform or otherwise grows, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements. The forecast of our capital requirements is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. If our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we would expect to finance our cash needs, as needed through the procurement of additional capital, including through additional equity and debt financings. The various ways we could raise additional capital carry potential risks. See the section in our Annual Report titled “Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—We will require additional capital to fund our existing operations, develop our Platform and commercialize new products as currently planned, and to expand our operations in the future.”

Cash Flows

The following table summarizes our cash flows for the periods presented:

	SIX MONTHS ENDED JUNE 30,
	2022	2023
	(in thousands)
Net cash used in operating activities	$(84,440)	$(52,039)
Net cash used in investing activities	(16,727)	(2,555)
Net cash (used in) provided by financing activities	84,254	(22,900)
Net decrease in cash and cash equivalents	(16,913)	(77,494)

Operating Activities

During the six months ended June 30, 2023, operating activities used $52.0 million of cash, primarily resulting from our net loss of $93.8 million, excluding $26.9 million in non-cash charges partially offset by $14.8 million provided by changes in our operating assets and liabilities. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2023, consisted primarily of decreases of $15.3 million in trade and other receivables and $5.9 million in inventories as a result of reduced levels of raw materials and finished goods to better align with customer demand as the COVID-19 pandemic moves to endemic stage. These decreases were partially offset by a $6.6 million increase in trade payables and other liabilities. The changes in trade and other payable and trade and other receivables are largely due to the timing of vendor and customer invoicing and payments.

During the six months ended June 30, 2022, operating activities used $84.4 million of cash, primarily resulting from our net loss of $203.6 million, excluding $121.5 million in non-cash charges and from $2.3 million used by changes in our operating assets and liabilities. Net cash used by changes in our operating assets and liabilities for the six months ended June 30, 2022 consisted primarily of a $32.3 million increase in inventories as a result of building stock of raw materials and finished goods to meet customer demand and a $13.2 million decrease in trade payables and other liabilities offset by a $43.2 million decrease in trade and other receivables. The changes in trade and other payable and trade and other receivables are largely due to the timing of vendor and customer invoicing and payments.

Investing Activities

During the six months ended June 30, 2023, net cash used in investing activities was $2.6 million, consisting solely of $2.6 million in purchases of property, plant and equipment. Purchases of property, plant and equipment were primarily related to facilities and equipment for the production of our Platform consumables.

During the six months ended June 30, 2022, net cash used in investing activities was $16.7 million, consisting solely of $16.7 million in purchases of property, plant and equipment. Purchases of property, plant and equipment were primarily related to facilities and equipment for the production of our Platform consumables.

Financing Activities

During the six months ended June 30, 2023, net cash used in financing activities was $22.9 million, primarily consisting of $20.1 million in net interest payments and $3.9 million in lease payments.

During the six months ended June 30, 2022, net cash provided by financing activities was $84.3 million, primarily consisting of net proceeds of $54.0 million from sales of the 2022 Convertible Notes and net proceeds of $41.5 million from the Instrument Financing Agreement. These increases were offset by $12.3 million in net interest payments and $3.0 million in lease payments.

Indebtedness

BMGF Unsecured Loan

In October 2019, we borrowed $18.0 million from BMGF pursuant to a note purchase agreement (the “BMGF Unsecured Loan”). The BMGF Unsecured Loan is evidenced by an unsecured subordinated promissory note and is subordinated to all amounts owed to the holders of senior indebtedness (as described in the note purchase agreement). The BMGF Unsecured Loan accrues interest at the rate of 2.0% per annum, payable in quarterly installments, and unless otherwise extended and subject to any event of default (as detailed in the note purchase agreement), matures on October 15, 2024.

The BMGF Unsecured Loan is subject to default if certain commitments made in the letter agreement with BMGF, originally dated July 17, 2018, which was amended and restated on October 17, 2019 and on July 25, 2022, relating to the development of the V7 Diagnostic Instrument are not met, in addition to customary events of default. In connection with the BMGF Unsecured Loan we have agreed to the use of the proceeds for specific programs and have committed to provide access to our future products to support BMGF’s charitable purposes. In the event that certain triggering events occur, BMGF may exercise rights to require us to perform certain technology transfers to a third party to allow for the use of the related technology and to manufacture the relevant products under a license granted by us to BMGF in order to support and further BMGF’s charitable purposes.

While the promissory note is outstanding, we have agreed that we will not pay certain distributions, dividends or undertake returns of capital, without the prior written consent of BMGF, among other courses of action detailed in the BMGF Unsecured Loan.

2021 Senior Secured Loan

In March 2021, LumiraDx Investment Limited, one of our subsidiaries, entered into a senior secured term loan (as amended from time to time, the "2021 Senior Secured Loan"), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders and BioPharma Credit PLC, as collateral agent, or collectively, Pharmakon. As of September 27, 2023, we have borrowed $334 million under the 2021 Senior Secured Loan, part of which was used to prepay the 2020 Senior Secured Loan. The 2021 Senior Secured Loan is subject to an interest rate of 8.0% per annum plus Term SOFR payable in quarterly cash installments. The 2021 Senior Secured Loan matures on March 29, 2024. The 2021 Senior Secured Loan has been guaranteed and secured by the Company and certain of its subsidiaries, and secured by collateral comprising a substantial portion of our assets, including security over intellectual property, shares, bank accounts and receivables held by such entities. The 2021 Senior Secured Loan contains various covenants that limit our ability to engage in specified types of transactions without the prior consent of Pharmakon, including, but not limited to:

•
making certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our equity securities subject to certain exceptions;
•
selling, transferring, leasing or disposing of certain assets;
•
encumbering or permitting liens on certain assets;
•
incurring certain indebtedness; and
•
entering into certain transactions with affiliates.

The 2021 Senior Secured Loan also includes certain financial covenants in respect of:

•
minimum net sales thresholds; and

•
minimum liquidity

levels.

Following the completion of our registered public offering and concurrent private placement in July 2022, the 2021 Senior Secured Loan set the minimum net sales covenant, tested on a quarterly basis at the end of each fiscal quarter with respect to each trailing 12-month period, as follows:

Quarter End	Net Sales
June 30, 2022	$375,000,000
September 30, 2022	$300,000,000
December 31, 2022	$240,000,000
March 31, 2023	$275,000,000
June 30, 2023	$325,000,000
September 30, 2023	$375,000,000
December 31, 2023	$500,000,000

The minimum net sales threshold set forth in the table above shall not apply so long as we maintain a minimum liquidity level of at least $400.0 million throughout the preceding fiscal quarter (tested on the 15th and the last day of each calendar month). We do not currently expect to achieve such minimum liquidity levels in the near future.

If we, for any reason, are unable to meet the minimum net sales thresholds set out above, we would expect to take further action to obtain a further waiver from Pharmakon, further amend the terms of the 2021 Senior Secured Loan or to otherwise restructure our existing debt obligations to avoid a breach of covenant. There can be no guarantees that such waivers, amendments or restructuring will be possible, if and when desired. Further, even if we were successful in such efforts, there may be costs associated with this, such as financial compensation or further restrictions imposed by Pharmakon as a condition of granting any such waiver or amendment or providing for such restructuring.

The 2021 Senior Secured Loan also provides that we must maintain a minimum liquidity level of at least $75.0 million, tested on both the 15th day and last day of each such calendar month.

On September 25, 2023, we entered into a twelfth amendment and waiver to the loan agreement governing the 2021 Senior Secured Loan (the “Twelfth Amendment”). Pursuant to the Twelfth Amendment, among other things, (i) the minimum liquidity covenant in the loan agreement is waived until October 11, 2023, provided that the consolidated liquidity of the Company and its subsidiaries during this waiver period (and tested on a weekly basis) must be at least $5 million, (ii) the minimum net sales covenant for the trailing twelve-month period ended June 30, 2023 is waived, (iii) the minimum net sales covenant for the trailing twelve-month period ended September 30, 2023 will be tested on October 11, 2023, (iv) subject to certain conditions, the interest on the principal amount outstanding under the Tranche A, Tranche B and Tranche C term loans for the interest period ending September 30, 2023, shall be PIK Interest (as defined in the 2021 Senior Secured Loan) instead of being paid in cash, and (v) the lenders have agreed to provide, subject to the terms of the loan agreement as amended by the Twelfth Amendment, additional term loans to the Company, in an aggregate amount of up to $15 million (the “New Term Loans”). The New Term Loans will be subject to an interest rate of Term SOFR plus 8.0% per annum, payable in quarterly installments.

A breach of any of the covenants under the 2021 Senior Secured Loan could, absent a waiver of such covenant obligation by Pharmakon, result in an event of default. Upon the occurrence of an event of default under the 2021 Senior Secured Loan, Pharmakon could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit and could proceed against the collateral granted to secure such indebtedness, including taking possession of, or disposing of, any such collateral, including substantially all of our intellectual property, and applying any deposits held in the secured bank accounts of the Company and certain of its subsidiaries towards repayment of the 2021 Senior Secured Loan. An event of default and subsequent acceleration under the 2021 Senior Secured Loan would also trigger a cross-default under the 2022 Convertible Notes, as a result of which the trustee or holders of the 2022 Convertible Notes may declare the principal and accrued interest on the 2022 Convertible Notes immediately due and payable. An event of default under the 2021 Senior Secured Loan would also trigger a cross-default under the BMGF Unsecured Loan, as a result of which the holder of the BMGF Unsecured Loan may declare the principal and accrued interest on the BMGF Unsecured Loan immediately due and payable.

Upon the occurrence of a change in control, the 2021 Senior Secured Loan also requires mandatory prepayment of amounts outstanding thereunder. Such change in control may involve one of (i) the persons who are the direct or indirect shareholders of LumiraDx Limited as at March 23, 2021, cease to beneficially own, directly or indirectly, 30% of the then-outstanding shares of LumiraDx, (ii) a sale of all or substantially all of the consolidated assets of LumiraDx Investment Limited and its subsidiaries, (iii) LumiraDx ceasing to own, directly or indirectly, 100% of the equity interests in LumiraDx Investment Limited or (iv) a merger or consolidation of one of LumiraDx, LumiraDx Group or LumiraDx Investment Limited, as applicable, in which such entity is not the surviving entity.

2022 Convertible Notes

On March 3, 2022, we issued $56.5 million in aggregate principal amount of Convertible Notes, which are the 6.0% Convertible Senior Subordinated Notes due 2027 in a private offering pursuant to the terms of an indenture dated March 3, 2022, between LumiraDx, as issuer, and U.S. Bank Trust Company, National Association, as trustee. The interest rate on the Convertible Notes is fixed at 6.0% per annum and is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2022. The Convertible Notes are unsecured and are subordinated and postponed to the prior payment in full of any designated senior debt as defined in the indenture, which includes the 2021 Senior Secured Loan. The Convertible Notes mature on March 1, 2027, unless earlier converted by the holders or repurchased or redeemed by us.

Subject to the terms of the indenture, the Convertible Notes are convertible at the option of each holder at an initial conversion rate of 108.4346 common shares per $1,000 principal amount of Convertible Notes (the “Conversion Rate”), which is equal to an initial conversion price of approximately $9.22 per common share (the “Conversion Price”). The Conversion Rate may be increased on March 3, 2023 and March 3, 2024, if the average of the daily volume weighted average prices of the common shares over the 20 consecutive trading days immediately preceding either date is below a specified level, provided that the Conversion Rate may not be increased to a rate that exceeds 137.9310 common shares per $1,000 principal amount (the “Ceiling Conversion Rate”), which is equal to a price of approximately $7.25 per common share. The Conversion Rate (including the Ceiling Conversion Rate) is subject to adjustment for certain events or distributions but will not be adjusted for any accrued and unpaid interest. Following certain specified transactions or events (each of which are included in the definition “Make-Whole Fundamental Change” in the indenture), we are to increase the Conversion Rate for a holder who elects to convert its Convertible Notes in connection with any such transaction or event in certain circumstances.

The indenture includes covenants customary for an indenture governing convertible notes, as well as covenants limiting the incurrence of more than $400.0 million of secured indebtedness and $100.0 million of unsecured indebtedness (including the Convertible Notes) and limiting certain substantial transactions with affiliates, in each case, subject to certain exceptions. In addition, the indenture includes certain customary events of default after which the Convertible Notes may be declared immediately due and payable and certain types of bankruptcy or insolvency events of default involving us after which the Convertible Notes would become automatically due and payable. An event of default and subsequent acceleration under the 2021 Senior Secured Loan would also trigger a cross-default under the Convertible Notes, as a result of which the trustee or holders of the Convertible Notes may declare the principal and accrued interest on the Convertible Notes immediately due and payable.

In connection with the issuance of the Convertible Notes, we and certain of the investors (which exclude, for the avoidance of doubt, the affiliate of Mr. Zwanziger that purchased $2.0 million of Convertible Notes in the offering, see the section in our Annual Report titled “Certain Relationships and Related Party Transactions—Convertible Notes Offering”), entered into the Notes Registration Rights Agreement, dated March 3, 2022.

Instrument Financing Agreement

On April 27, 2022, we entered into an Instrument Financing Agreement (the "Instrument Financing Agreement") with USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund Lumira Dx 2B, LLC and certain other related investors, and Pear Tree Partners, L.P. pursuant to which certain investors agreed to invest up to an aggregate maximum amount of $50.0 million in the Company, or such higher amount as agreed to by us and the investors (the “Invested Amount”), in one or more closings, in order to fund the purchase of additional Instruments. In consideration of such investment, we agreed to pay to the investors on a semi-annual basis and over a three-year period (subject to extension in certain events), a payment that is equal to 20.0% of the total gross amount invoiced by us in respect of sales of test strips for use in such funded Instruments which are allocated to the Invested Amount by us in accordance with the terms of the Instrument Financing Agreement (the “Instrument Financing Payments”). If by the end of the applicable three-year term, the investors have not received, in aggregate, Instrument Financing Payments equal to or in excess of two times the Invested Amount (the “Target Return”), then we shall, at our sole discretion, either: (i) issue to the investors an aggregate amount of common shares, equal in value to the difference between the Target Return and the total Instrument Financing Payments received by the investors (the “Return Shortfall”), at a price per common share equal to the volume-weighted average price of the common shares for the 20 Nasdaq trading day period immediately following the applicable expiry date (the “Market Price”), but subject to a minimum price per common share of $7.25 (the “Minimum Share Price”); or (ii) pay to the investors the applicable Return Shortfall in cash. To the extent that any common shares are issued to the investors at the Minimum Share Price, and the Minimum Share Price is greater than the Market Price, then the term of the Instrument Financing Agreement shall be extended until the additional Instrument Financing Payments paid by us to the investors in cash equal an amount equal to such additional Return Shortfall.

The investors have agreed to extend the Instrument Financing Payment that was due on May 15, 2023 until the earlier of (i) the completion by the Company of a $75 million equity financing or (ii) September 30, 2023.

Contractual Obligations and Commitments

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations as of June 30, 2023, which represents contractually committed future obligations:

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Debt obligations (1)	$437,312	$337,166	$39,643	$60,502	$—
Lease commitments (2)	$30,409	$8,847	$12,937	$8,625	$—
Capital commitments (3)	$1,369	$1,369	$—	$—	$—
Total	$469,090	$347,382	$52,581	$69,127	$—

(1)
Amounts in the table reflect the contractually required principal and interest payable as of June 30, 2023 pursuant to outstanding borrowings under the unsecured loan with an interest rate of 2.0%, senior secured loans with an interest rate of 8.0%, and 2022 Convertible Notes with an interest rate of 6.00%. Payments potentially due under the Instrument Financing Agreement are not included in the table because they are based on actual future revenue and the payments can be settled in common shares at the Company's election.
(2)
Amounts in the table reflect minimum payments due for our leases of office and manufacturing space under operating leases that expire between June 2023 and October 2031.
(3)
Amounts in the table reflect amounts due on manufacturing equipment purchases.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements in our Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Inventory Reserve

We maintain an allowance for excess or obsolete inventories. The allowance is based on a review of inventory materials on hand, which we compare with estimated future usage. In addition, we review our inventories and compare parts costs with current market value and write down any parts with costs in excess of current market value to net realizable value. Provisions for inventories of $83.5 million (December 31, 2022: $90.4 million) are recorded in the balance sheet within inventory.

We evaluate the carrying value of inventory relative to a number of factors including lower estimated usage of on hand inventory driven by declining COVID testing volumes, discontinuation of the Amira product line and the shelf life of products. The reserve against test strips and test strip materials as of June 30, 2023 was $34.7 million against a gross amount of $56.0 million. Within the reserve, $34.7 million of the reserve was related to expiration or usage related estimates. Key estimates for the inventory reserve are mainly related to expected future sales of COVID products. In making these estimates, inputs selected include future product sales estimates and our ability to extend the shelf life of raw material inputs subject to expiration dates.

We are able to service Instruments returned by customers. The gross amount of returned instruments as of June 30, 2023 was $39.5 million. We have estimated the number of returned instruments that we anticipate being able to be service or remanufacture and have reserved against those instruments not expected to be serviced or remanufactured. The reserve against returned instruments as of June 30, 2023 was $29.6 million (December 31, 2022: $26.8 million). Our inability to service or remanufacture any of these instruments could result in a further reserve of up to $9.9 million. If we are able to achieve better than anticipated yield on instrument servicing or remanufacturing the reserve could require a material reduction accordingly in the next fiscal year.

These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. If actual future results vary, these estimates may need to be adjusted, with an effect on sales and earnings in the period of the adjustment. Actual results could differ materially from these estimates.

Emerging Growth Company and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;
•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and
•
an exemption from compliance with the requirement that the PCAOB has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of the closing of the Merger. We may choose to take advantage of some but not all of these exemptions.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. Further, even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We are also a “foreign private issuer.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
•
the requirement to comply with Regulation FD, which requires selective disclosure of material information;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Off-Balance Sheet Arrangements

As of December 31, 2022, and June 30, 2023, we have not had any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2022, and June 30, 2023, we had a cash and cash equivalents balance of $100.0 million and $25.3 million, respectively, which comprise cash at bank and in-hand and deposits held at call with banks. We raise debt on a fixed-rate basis for notes in U.S. dollars. We manage risk to protect the net interest result while managing the overall cost of borrowing. A significant change in the market interest rates would not have a material effect on our business, financial condition or results of operations.

Foreign Currency Exchange Risk

We are exposed to foreign exchange risk. The majority of our sales and purchase transactions are denominated in either U.S. dollars or U.K. pound sterling and as such, we are exposed to exchange rate fluctuations between these and other currencies. The exchange risk is managed by maintaining bank accounts denominated in those currencies. During the six months ended June 30, 2022 and 2023, we recognized a foreign currency transaction loss and gain of $74.7 million and $35.7 million, respectively. This gain and loss primarily relates to unrealized and realized foreign currency exchange gains or losses as a result of transactions and asset and liability balances denominated in currencies other than the U.S. dollar. All foreign exchange gains and losses are presented within finance income and finance expense in the consolidated statement of profit and loss and comprehensive loss for the six months ended June 30, 2022 and 2023.

A 10% strengthening of the U.K. pound sterling against the U.S. dollar at June 30, 2023 would have had an impact of increasing the loss before tax for the period by $2.0 million on the basis that all other variables remain constant.

Credit Risk

Credit risk represents the risk of loss that we would incur if operators and counterparties fail to fulfil their credit obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset. For banks and financial institutions, we maintain accounts with major international banks with “A” ratings. Credit risk relating to accounts receivable balances are managed on a case-by-case basis. As of December 31, 2022, and June 30, 2023, we had trade receivables of $30.4 million and $16.4 million, respectively. New clients are analyzed before standard payment and delivery terms and conditions are offered. The credit quality of the customer is assessed by analyzing its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Management does not expect any losses, beyond current amounts already included in reserves, from non-performance by these counterparties.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Recent Accounting Pronouncements

See Note 2 to our unaudited interim consolidated financial statements included elsewhere in this Report for more information.